September 6, 2013

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	LTN Staffing, LLC

Confidential Draft Registration Statement on Form S-1 (Submission No. 2)

Submitted Confidentially on July 29, 2013

CIK No. 0001474903

Dear Mr. Spirgel:

On behalf of LTN Staffing, LLC d/b/a BG Staffing (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made by the letter dated August 6, 2013 (the “Comment Letter”) in connection with the confidential submission of the Company’s draft Registration Statement on Form S-1, which was submitted confidentially on July 29, 2013 (the “Form S-1”). For ease of review, we have set forth below, in boldface type, the number and text of each comment set forth in the Comment Letter followed by the Company’s responses thereto.

Pro Forma Balance Sheet, page 19

1.	You disclose in Note A at page 20 that the final valuation may result in the recognition of different amounts for identifiable intangible assets. If the range of possible outcomes, including possible changes in amortization periods, may have a material impact on the pro forma information, please disclose the amount of possible changes in estimated amortization expense.

Response: The Company does not anticipate the final allocation to be materially different from the initial allocation. Therefore, no material impact on the pro forma information is anticipated.

Note 10 – Equity, page F -19

2.	We note your response to comment 22. Please expand the disclosure in Note 10 or in the critical accounting policies and estimates section at page 39 to describe in detail the method and significant assumptions you used to estimate the fair value of the Class B Units at the grant date. In your disclosures please address the consideration given to the rights of these units to participate in future conversions or capital transactions, such as the conversion to common stock of BG Staffing disclosed in the filing.

Mr. Larry Spirgel

Securities and Exchange Commission

September 6, 2013

Response: The Company acknowledges the Staff’s comment and has revised note 10 accordingly.

3.	We refer to the employment agreement in Exhibit 10-6, Article 2, 2.01 (c) Equity, which refers to grant price of $0.58 per unit. Please revise note 10 to disclose the grant price of Class B Units, if applicable.

Response: The Company acknowledges the Staff’s comment and has revised note 10 to include the grant price of the Class B Units.

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We hope the foregoing answers are responsive to the Staff’s comments. Please do not hesitate to contact me by telephone at (972) 692-2422 or by email at djackson@bgstaffing.com with any questions or comments regarding this letter.

Sincerely,

/s/ Debra R. Jackson
Debra R. Jackson Chief Financial Officer LTN Staffing, LLC

cc:	Gregory Dundas, Securities and Exchange Commission

Terry French, Securities and Exchange Commission

Charles Eastman, Securities and Exchange Commission

L. Allen Baker, Jr., LTN Staffing, LLC

William P. Bowers, Norton Rose Fulbright

Glen J. Hettinger, Norton Rose Fulbright

Amanda K. Hartman, Grant Thornton LLP